March 24, 2015
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

Attention:	Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for the fiscal year ended April 30, 2014 Filed on June 30, 2014
File No. 001-35624

Dear Mr. Lee:
Following is our response to your letter dated March 4, 2015, on behalf of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Ted Holmes, Chief Financial Officer of Investors Real Estate Trust (the "Company"), regarding the above-referenced filing of the Company with the Commission. For convenience, we have repeated the Staff's captions and comments (bolded), followed by our response.
Form 10-K for the fiscal year ended April 30, 2014
Financial Statements
Notes to Consolidated Financial Statements, page F-10
Note 20 – Stock Based Compensation, page F-39
1.Please tell us how you complied with paragraphs 2.c.2, 2.d, 2.f.2 and 2.i of ASC
718-10-50, or tell us how you determined it was not necessary to provide these disclosures for your LTIP.
The Company considered the requirements of ASC 718-10-50 when preparing its Annual Report on Form 10-K for the fiscal year ended April 30, 2014 and determined that it was not necessary to disclose the information described in paragraphs 2.c.2, 2.d, 2.f.2 and 2.i because it was not material to the Company's consolidated financial statements as a whole. However, during the

Securities and Exchange Commission
March 24, 2015

fourth quarter of the fiscal year ending April 30, 2015 there has been more activity with respect to the LTIP, including the vesting or forfeiture of a portion of the fiscal 2014 grants and the vesting or forfeiture of a portion of the fiscal 2015 grants, and the Company will include these disclosures in its future periodic reports filed with the Commission commencing with the Company's Annual Report on Form 10-K for the fiscal year ending April 30, 2015.
Form 10-Q for the quarterly period ended October 31, 2014
Financial Statements
Notes to Condensed Consolidated Financial Statements, page 8
Note 8 – Acquisitions, Developments Placed in Service and Dispositions, page 21
Property Acquisitions, page 21
2.Please tell us how you complied with paragraph 1a of ASC 805-30-50, or tell us how you determined it was not necessary to provide a qualitative description of the factors that make up the goodwill recognized for the Homestead Garden acquisition.
The Company determined that it was not necessary to provide, pursuant to paragraph 1a of ASC 805-30-50, a qualitative description of the factors that make up the goodwill recognized for the Homestead Garden acquisition because the amount of goodwill recognized was not material to the Company's consolidated financial statements as a whole.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 952-401-4836 with any questions or comments with respect to the foregoing.  Thank you.
Sincerely,

/s/ Ted E. Holmes
Ted E. Holmes Executive Vice President and Chief Financial Officer